Exhibit 99.2

PRESS RELEASE

Fourth quarter and full-year 2024 results

TotalEnergies generated $4.4B of adjusted net income, up 8%,

for the fourth quarter thanks to strong performance

in Integrated LNG and Integrated Power

In 2024, in a softer environment than 2023, TotalEnergies leveraged its multi-energy integrated strategy, posting adjusted net income of more than
$18B and a 14.8% ROACE, the best among the majors

2024 dividend increase of 7% - $8 billion buybacks in 2024
8.3% gearing at year-end 2024

	4Q24	Change vs 3Q24	2024	Change vs 2023
Adjusted net income (TotalEnergies share)(1)
- in billions of dollars (B$)	4.4	+8%	18.3	-21%
- in dollars per share	1.90	+9%	7.77	-17%
Net income (TotalEnergies share) (B$)	4.0	+72%	15.8	-26%
Adjusted EBITDA(1) (B$)	10.5	+5%	43.1	-14%
Cash flow from operations excluding working capital (CFFO)(1) (B$)	7.2	+5%	29.9	-17%
Cash flow from operating activities (B$)	12.5	+74%	30.9	-24%

Paris, February 5, 2025 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on February 4, 2025, to approve the 4th quarter and the full-year 2024 financial statements. On the occasion, Patrick Pouyanné said:

“During the fourth quarter, TotalEnergies leveraged its multi-energy integrated model, benefiting notably from strong performance in Integrated LNG and Integrated Power, with $4.4 billion of adjusted net income, up 8% compared to the third quarter, and $7.2 billion of CFFO, up 5%.

In 2024, TotalEnergies reported adjusted net income of $18.3 billion and cash flow of $29.9 billion in a softer environment mainly affected by a sharp decline in refining margins, after two exceptional years. 2024 IFRS net income was $15.8 billion (€14.6 billion). The Company achieved nearly a 15% return on average capital employed in 2024, the best among the majors for the third consecutive year. TotalEnergies continued to implement its balanced growth strategy in a disciplined manner by investing $17.8 billion in 2024, of which one third was in new Oil & Gas projects and $4.8 billion in low-carbon energies, including $3.9 billion in Integrated Power. With $8 billion in share buybacks*, payout reached 50% of cash flow. TotalEnergies ended the year with gearing below 10%, highlighting the Company’s strong financial health.

In the Oil & Gas business, fourth quarter production was 2.43 Mboe/d, benefiting from the ramp up of projects commencing in 2024. With oil prices down $5/b compared to previous quarter, partially offset by higher gas prices, Exploration & Production delivered a strong quarter, with adjusted net operating income of $2.3 billion and cash flow of $3.9 billion. In 2024, TotalEnergies achieved five major projects start-ups (Mero-2 and Mero-3 in Brazil, Anchor in the United States, Fenix in Argentina and Tyra in Denmark) that support 2025 production growth of more than 3%. Exploration & Production generated adjusted net operating income of $10 billion and cash flow of $17 billion. During

(1) Refer to Glossary pages 23 & 24 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 19 and following for reconciliation tables.

*   Including coverage of employees share grant plans.

the year, the Company sanctioned major oil projects in Suriname, Brazil and Angola, driving an outstanding reserves replacement ratio (157%) and a proved reserves life index greater than 12 years, reflecting the depth of TotalEnergies’ Upstream portfolio. In 2024, TotalEnergies confirmed its low cost and low emission O&G model, with operating costs below $5/boe and GHG emissions* and notably methane emissions down 3% and 15%, respectively, over the year.

Integrated LNG results meaningfully increased sequentially with adjusted net operating income and cash flow of $1.4 billion, up 35% and 63%, respectively, compared to the third quarter, driven by 6% production growth, average LNG prices above $10/Mbtu and LNG trading performance back to the level of the fourth quarter 2023, taking advantage of higher market volatility. For full-year 2024, Integrated LNG generated adjusted net operating income and cash flow of $4.9 billion. The Company enriched its portfolio in 2024 with the launch of Marsa LNG in Oman, Ubeta in Nigeria, the Sapura OMV acquisition in Malaysia and the acquisition of dry gas assets in the Eagle Ford basin in Texas. Moreover, TotalEnergies continued to successfully market its LNG volumes by signing several new medium-term sales contracts (6 Mt/ year) in Asia, mostly Brent-indexed.

During the fourth quarter, Integrated Power continued its track record of strong performance throughout the year with a higher adjusted net operating income of $575 million and cash flow of $604 million. Full-year 2024 cash flow totaled $2.6 billion, up 19% year-on-year and in line with annual Company guidance, and with a ROACE of 10%. Net electricity production increased 23% year-on-year to 41 TWh and contributed to reducing the average lifecycle carbon intensity of all energy products sold by the Company to its clients (-17% vs. 2015). During 2024, TotalEnergies continued to deploy its differentiated Integrated Power model in key targeted markets through strategic acquisitions: Quadra Energy and VSB that strengthen the Company’s position in Germany, and gas-fired power plants in the United States and the United Kingdom that further enhance the Company’s flexible generation capacity. Thanks to its portfolio, TotalEnergies anticipates growing power production to more than 50 TWh in 2025, equivalent to 10% of its hydrocarbon production.

During the fourth quarter, in a globally weak margin environment, Downstream adjusted net operating income was $680 million, up 12%, and cash flow was $1.4 billion, up 15%, following a $10/t increase in European refining margins. Full-year 2024 adjusted net operating income was $3.5 billion, down from 2023 levels due to a sharp decline (-44%) in European refining margins and downgraded operations in some units. Importantly, cash flow remained above $6 billion, demonstrating the resilience of the Company’s integrated Downstream model.

In view of the free cash flow growth outlook and share buybacks executed in 2024 (5% of the share capital), the Board of Directors will propose at the Shareholders’ Meeting to be held on May 23, 2025, the distribution of a final 2024 dividend of €0.85/share, resulting in an increase of 7% for the 2024 dividend to €3.22/share, compared to the 2023 dividend. Furthermore, the Board of Directors confirmed a shareholder return policy for 2025 targeting >40% CFFO payout, which will combine interim dividends increasing by 7.6% to €0.85/share and $2 billion of share buybacks per quarter, a level which will be pursued under reasonable market conditions.”

* Scope 1+2 of Oil & Gas operated activities

1.    Highlights (2)

Upstream

•	Closing of the acquisition of the Upstream gas assets of SapuraOMV, in Malaysia

•	Production start-up of the Mero-3 oil field, for 180,000 b/d, in Brazil

•	Launch, as part of GGIP, of the construction of an early gas treatment unit to stop flaring and supply gas-fired power plants in Iraq

Integrated LNG

•	Signature of an LNG sales contract for 2 Mt/year over 15 years with Sinopec delivered in China from 2028

Integrated Power

•	Signature of an acquisition agreement of VSB, a German renewable energy developer

•	Sale of a 50% interest in a 2 GW solar and BESS portfolio in the United States

•	Sale of a 50% interest in West Burton CCGT to EPUKI, an affiliate of EPH, in the United Kingdom

•	Award of a 300 MW solar project to TotalEnergies and Aljomaih Energy and Water Company, in Saudi Arabia

•	Signature of an agreement with OQ Alternative Energy to develop 300 MW of renewable energy projects, in Oman

•	Signature of a Clean Firm Power contract with STMicroelectronics for 1.5 TWh over 15 years

Decarbonization and low-carbon molecules

•	Decision to deploy continuous, real-time methane emissions detection equipment on all TotalEnergies operated upstream assets

•	Launch by Northern Endurance Partnership of the first CCS project in the UK (TotalEnergies, 10%)

•	Launch of a renewable hydrogen production project (bio H2) with Air Liquide at La Mède platform

(2)        Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements.

2.    Key figures from TotalEnergies’ consolidated financial statements (1)

4Q24	3Q24	4Q24 vs 3Q24	4Q23	In millions of dollars, except effective tax rate, earnings per share and number of shares	2024	2023	2024 vs 2023
10,529	10,048	+5%	11,696	Adjusted EBITDA (1)	43,143	50,030	-14%
4,992	4,635	+8%	5,724	Adjusted net operating income from business segments	20,566	25,107	-18%
2,305	2,482	-7%	2,802	Exploration & Production	10,004	10,942	-9%
1,432	1,063	+35%	1,456	Integrated LNG	4,869	6,200	-21%
575	485	+19%	527	Integrated Power	2,173	1,853	+17%
318	241	+32%	633	Refining & Chemicals	2,160	4,654	-54%
362	364	-1%	306	Marketing & Services	1,360	1,458	-7%
706	706	-	597	Contribution of equity affiliates to adjusted net income	2,669	3,000	-11%
41.3%	38.0%		37.7%	Effective tax rate (3)	39.4%	37.5%
4,406	4,074	+8%	5,226	Adjusted net income (TotalEnergies share) (1)	18,264	23,176	-21%
1.90	1.74	+9%	2.16	Adjusted fully-diluted earnings per share (dollars) (4)	7.77	9.40	-17%
1.78	1.58	+13%	2.02	Adjusted fully-diluted earnings per share (euros) (5)	7.18	8.70	-17%
2,282	2,310	-1%	2,387	Fully-diluted weighted-average shares (millions)	2,315	2,434	-5%

3,956	2,294	+72%	5,063	Net income (TotalEnergies share)	15,758	21,384	-26%

3,839	4,102	-6%	6,139	Organic investments (1)	16,423	18,126	-9%
24	1,662	-99%	(5,404)	Acquisitions net of assets sales (1)	1,406	(1,289)	ns
3,863	5,764	-33%	735	Net investments (1)	17,829	16,837	+6%

7,151	6,821	+5%	8,500	Cash flow from operations excluding working capital (CFFO) (1)	29,917	35,946	-17%
7,398	7,009	+6%	8,529	Debt Adjusted Cash Flow (DACF) (1)	30,614	36,451	-16%
12,507	7,171	+74%	16,150	Cash flow from operating activities	30,854	40,679	-24%
Gearing (1) of 8.3% at December 31, 2024 vs. 12.9% at September 30, 2024 and 5.0% at December 31, 2023

(3)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(4)	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.

(5)	Average €-$ exchange rate: 1.0681 in the 4th quarter 2024, 1.0983 in the 3rd quarter 2024, 1.0751 in the 4th quarter 2023, 1.0824 in 2024, and 1.0813 in 2023.

3.	Key figures of environment, greenhouse gas emissions and production

3.1	Environment – liquids and gas price realizations, refining margins

4Q24	3Q24	4Q24 vs 3Q24	4Q23		2024	2023	2024 vs 2023
74.7	80.3	-7%	84.3	Brent ($/b)	80.8	82.6	-2%
3.0	2.2	+34%	2.9	Henry Hub ($/Mbtu)	2.4	2.7	-9%
13.6	11.5	+18%	13.6	TTF ($/Mbtu)	11.0	13.1	-16%
14.0	13.0	+7%	15.2	JKM ($/Mbtu)	11.9	13.8	-14%
71.8	77.0	-7%	80.2	Average price of liquids (6),(7) ($/b) Consolidated subsidiaries	77.1	76.2	+1%
6.26	5.78	+8%	6.17	Average price of gas (6),(8) ($/Mbtu) Consolidated subsidiaries	5.54	6.64	-16%
10.37	9.91	+5%	10.28	Average price of LNG (6),(9) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.80	10.76	-9%
25.9	15.4	+68%	52.6	European Refining Margin Marker (ERM) (6),(10) ($/t)	39.5	71.0	-44%

3.2    Greenhouse gas emissions (11)

4Q24	3Q24	4Q24 vs 3Q24	4Q23	Scope 1+2 emissions (MtCO2e)	2024	2023	2024 vs 2023
9.6	8.8	+9%	7.9	Scope 1+2 from operated facilities (12)	34.3	34.6	-1%
7.9	7.4	+7%	7.2	of which Oil & Gas	29.4	30.3	3%
1.7	1.4	+21%	0.7	of which CCGT	4.9	4.3	+14%
12.2	11.7	+4%	11.5	Scope 1+2 - equity share	46.4	48.9	-5%

4Q24	3Q24	4Q24 vs 3Q24	4Q23	Methane emissions (ktCH4)	2024	2023	2024 vs 2023
7	7	-	9	Methane emissions from operated facilities	29	34	-15%
9	8	+13%	11	Methane emissions - equity share	33	40	-18%

Estimated quarterly emissions.

In 2024, Scope 1+2 emissions from operated installations amounted to 34.3 million tons CO2e.

2024 methane emissions from operated facilities were down 15% compared to 2023 mainly due to a continuous decrease in flaring and fugitive emissions in Exploration & Production, which were down 55% compared to the 2020 reference level, reaching the objective of -50% one year early. In 2025, TotalEnergies therefore reinforces its ambition through a new methane emissions reduction objective of -60% vs. 2020.

2024 Scope 3 (13) Category 11 emissions are estimated to be 347 Mt CO2e vs. 355 Mt CO2e in 2023.

(6)	Does not include oil, gas and LNG trading activities, respectively.

(7)	Sales in $ / Sales in volume for consolidated affiliates.

(8)	Sales in $ / Sales in volume for consolidated affiliates.

(9)	Sales in $ / Sales in volume for consolidated and equity affiliates.

(10)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

(11)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2021 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.

(12)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2023 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

(13)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the end use of energy products sold to the Company’s customers, i.e., from their combustion, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales. For TotalEnergies in 2024, the calculation of scope 3 GHG emissions for the oil and biofuels value chains considers product sales (higher than production) and for the gas value chain, marketable gas production (higher than gas sales either as LNG or as part of direct sales to B2B/B2C).

3.3    Production (14)

		4Q24					2024
4Q24	3Q24	vs	4Q23	Hydrocarbon production	2024	2023	vs
		3Q24					2023
2,427	2,409	+1%	2,462	Hydrocarbon production (kboe/d)	2,434	2,483	-2%
1,292	1,324	-2%	1,341	Oil (including bitumen) (kb/d)	1,314	1,388	-5%
1,135	1,086	+5%	1,121	Gas (including condensates and associated NGL) (kboe/d)	1,120	1,095	+2%

2,427	2,409	+1%	2,462	Hydrocarbon production (kboe/d)	2,434	2,483	-2%
1,445	1,466	-1%	1,506	Liquids (kb/d)	1,468	1,550	-5%
5,323	5,093	+5%	5,158	Gas (Mcf/d)	5,211	5,028	+4%

Hydrocarbon production was 2,434 thousand barrels of oil equivalent per day in 2024, up 2% year-on-year (excluding the Canada disposal representing 3.5%) and was comprised of:

•	+3% due to start-ups and ramp-ups, including Mero-2 and Mero-3 in Brazil, Absheron in Azerbaijan, Bloc 10 in Oman, Tommeliten Alpha in Norway, Akpo West in Nigeria, Fenix in Argentina and Anchor in the United States,

•	+1% due to higher availability of production facilities,

•	+1% portfolio effect related to entry into the producing fields of SARB Umm Lulu in the United Arab Emirates and Ratawi in Iraq and to the acquisition of interests in the Eagle Ford shale gas plays in Texas,

•	-3% due to the natural field declines.

(14) Company production = E&P production + Integrated LNG production.

4.    Analysis of business segments

4.1      Exploration & Production

4.1.1          Production

		4Q24					2024
4Q24	3Q24	vs	4Q23	Hydrocarbon production	2024	2023	vs
		3Q24					2023
1,933	1,944	-1%	1,998	EP (kboe/d)	1,947	2,034	-4%
1,385	1,414	-2%	1,448	Liquids (kb/d)	1,408	1,492	-6%
2,924	2,830	+3%	2,946	Gas (Mcf/d)	2,880	2,900	-1%

4.1.2        Results

		4Q24					2024
4Q24	3Q24	vs	4Q23	In millions of dollars, except effective tax rate	2024	2023	vs
		3Q24					2023
2,305	2,482	-7%	2,802	Adjusted net operating income	10,004	10,942	-9%
207	183	+13%	130	including adjusted income from equity affiliates	742	539	+38%
50.5%	45.1%		47.7%	Effective tax rate (15)	47.8%	50.0%

2,104	2,330	-10%	3,117	Organic investments (1)	9,060	10,232	-11%
(258)	(42)	ns	(4,306)	Acquisitions net of assets sales (1)	(207)	(2,706)	ns
1,846	2,288	-19%	(1,189)	Net investments (1)	8,853	7,526	+18%

3,945	4,273	-8%	4,690	Cash flow from operations excluding working capital (CFFO) (1)	17,049	19,126	-11%
4,500	4,763	-6%	5,708	Cash flow from operating activities	17,388	18,531	-6%

In the fourth quarter 2024, for Exploration & Production:

•	adjusted net operating income was $2,305 million, down 7% quarter-to-quarter, driven by lower oil prices that were partially compensated by increased production and higher gas realizations,

•	cash flow from operations excluding working capital (CFFO) was $3,945 million, down 8% quarter-to-quarter for the same reasons.

In 2024, adjusted net operating income was $10,004 million, down 9% year-on-year, and cash flow from operations excluding working capital (CFFO) was $17,049 million, down 11% year-on-year, mainly driven by lower oil and gas prices and by the impact of the disposal of the Canadian oil sands assets.

(15)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

4.2      Integrated LNG

4.2.1        Production

		4Q24					2024
4Q24	3Q24	vs	4Q23	Hydrocarbon production for LNG	2024	2023	vs
		3Q24					2023
494	465	+6%	464	Integrated LNG (kboe/d)	487	449	+8%
60	52	+14%	58	Liquids (kb/d)	60	58	+3%
2,399	2,263	+6%	2,212	Gas (Mcf/d)	2,331	2,128	+10%

		4Q24					2024
4Q24	3Q24	vs	4Q23	Liquefied Natural Gas in Mt	2024	2023	vs
		3Q24					2023
10.8	9.5	+14%	11.8	Overall LNG sales	39.8	44.3	-10%
3.8	3.8	+1%	4.0	incl. Sales from equity production*	15.5	15.2	+1%
9.4	8.4	+11%	10.8	incl. Sales by TotalEnergies from equity production and third party purchases	34.7	40.1	-14%

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG in the fourth quarter was up 6% quarter-to-quarter, notably due to the end of unplanned maintenance at Ichthys LNG, which occurred in the third quarter.

LNG sales, although down year-on-year reflecting lower LNG demand in Europe, were up 14% quarter-to-quarter, notably due to increased spot volumes in a context of seasonal inventory replenishment.

4.2.2        Results

4Q24	3Q24	4Q24 vs 3Q24	4Q23	In millions of dollars, except the average price of LNG	2024	2023	2024 vs 2023
10.37	9.91	+5%	10.28	Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates	9.80	10.76	-9%

1,432	1,063	+35%	1,456	Adjusted net operating income	4,869	6,200	-21%
525	538	-2%	500	including adjusted income from equity affiliates	1,978	2,103	-6%

554	451	+23%	790	Organic investments (1)	2,169	2,063	+5%
1,116	65	x17.2	48	Acquisitions net of assets sales (1)	1,367	1,096	+25%
1,670	516	x3.2	838	Net investments (1)	3,536	3,159	+12%

1,447	888	+63%	1,763	Cash flow from operations excluding working capital (CFFO) (1)	4,903	7,293	-33%
2,214	830	x2.7	2,702	Cash flow from operating activities	5,185	8,442	-39%

*	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

In the fourth quarter 2024, for Integrated LNG:

•	adjusted net operating income was $1,432 million, up 35% on the quarter, driven by higher hydrocarbon production for LNG, an average LNG selling price above $10/Mbtu and LNG trading results benefitting from higher market volatility,

•	cash flow from operations excluding working capital (CFFO) was $1,447 million, up 63% on the quarter for the same reasons and due to a positive timing effect in dividend payments from some equity affiliates of around $150 million.

In 2024, for Integrated LNG:

•	adjusted net operating income was $4,869 million, down 21% year-on-year, mainly due to lower average LNG selling prices and low market volatility during the first three quarters that impacted gas trading results,

•	cash flow from operations excluding working capital (CFFO) was $4,903 million, down 33% year-on-year for the same reasons.

4.3    Integrated Power

4.3.1 Productions, capacities, clients and sales

		4Q24					2024
4Q24	3Q24	vs	4Q23	Integrated Power	2024	2023	vs
		3Q24					2023
11.4	11.1	+2%	8.0	Net power production (TWh) *	41.1	33.4	+23%
6.5	6.7	-4%	5.5	o/w production from renewables	26.0	18.9	+38%
4.9	4.4	+12%	2.5	o/w production from gas flexible capacities	15.1	14.5	+4%
21.5	21.6	-1%	17.3	Portfolio of power generation net installed capacity (GW) **	21.5	17.3	+24%
15.1	14.5	+4%	13.0	o/w renewables	15.1	13.0	+16%
6.5	7.1	-9%	4.3	o/w gas flexible capacities	6.5	4.3	+50%
97.2	89.6	+9%	80.1	Portfolio of renewable power generation gross capacity (GW) **,***	97.2	80.1	+21%
26.0	24.2	+8%	22.4	o/w installed capacity	26.0	22.4	+16%
6.1	6.0	+1%	5.9	Clients power - BtB and BtC (Million) **	6.1	5.9	+2%
2.8	2.8	-	2.8	Clients gas - BtB and BtC (Million) **	2.8	2.8	-
13.8	10.9	+26%	13.9	Sales power - BtB and BtC (TWh)	50.7	52.1	-3%
30.1	13.9	x2.2	30.7	Sales gas - BtB and BtC (TWh)	98.6	100.9	-2%

*	Solar, wind, hydroelectric and gas flexible capacities.

**	End of period data.

***	Includes 20% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production was 11.4 TWh in the fourth quarter 2024, up 2% on the quarter due to the seasonal increase in power production from flexible capacities in Europe.

Over the year, net power production was up 23%, at 41 TWh. Notably, production from renewables increased 38% and accounted for more than 60% of the electricity generated.

Gross installed renewable power generation capacity reached 26 GW at the end of the fourth quarter 2024, up 1.8 GW quarter-to-quarter.

4.3.2    Results

		4Q24					2024
4Q24	3Q24	vs	4Q23	In millions of dollars	2024	2023	vs
		3Q24					2023
575	485	+19%	527	Adjusted net operating income	2,173	1,853	+17%
(25)	29	ns	21	including adjusted income from equity affiliates	-	137	-100%

109	707	-85%	674	Organic investments (1)	2,355	2,582	-9%
(662)	1,529	ns	532	Acquisitions net of assets sales (1)	1,514	2,363	-36%
(553)	2,236	ns	1,206	Net investments (1)	3,869	4,945	-22%

604	636	-5%	705	Cash flow from operations excluding working capital (CFFO) (1)	2,555	2,152	+19%
1,201	373	x3.2	638	Cash flow from operating activities	2,972	3,573	-17%

In the fourth quarter 2024, Integrated Power adjusted net operating income was $575 million, up 19% quarter-to-quarter.

In 2024, Integrated Power adjusted net operating income and cash flow from operations excluding working capital (CFFO) were $2,173 million and $2,555 million, respectively, up nearly 20% year-on-year and in line with growth in the business. These results demonstrate the relevance of the integrated model, with all segments of the value chain contributing to achieving annual guidance (> $2.5 billion CFFO).

4.4      Downstream (Refining & Chemicals and Marketing & Services)

4.4.1        Results

4Q24	3Q24	4Q24 vs 3Q24	4Q23	In millions of dollars	2024	2023	2024 vs 2023
680	605	+12%	939	Adjusted net operating income	3,520	6,112	-42%

1,013	561	+81%	1,504	Organic investments (1)	2,662	3,105	-14%
(172)	112	ns	(1,679)	Acquisitions net of assets sales (1)	(1,262)	(2,042)	ns
841	673	+25%	(175)	Net investments (1)	1,400	1,063	+32%

1,356	1,177	+15%	1,692	Cash flow from operations excluding working capital (CFFO) (1)	6,079	8,171	-26%
4,610	1,145	x4	6,584	Cash flow from operating activities	6,709	9,914	-32%

4.5      Refining & Chemicals

4.5.1        Refinery and petrochemicals throughput and utilization rates

4Q24	3Q24	4Q24 vs 3Q24	4Q23	Refinery throughput and utilization rate	2024	2023	2024 vs 2023
1,432	1,539	-7%	1,381	Total refinery throughput (kb/d)	1,472	1,436	+2%
424	451	-6%	444	France	422	414	+2%
541	625	-13%	582	Rest of Europe	605	592	+2%
467	463	+1%	355	Rest of world	446	431	+3%
82%	86%		79%	Utilization rate based on crude only*	83%	81%

*	Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from 3rd quarter 2024 and the African refinery Natref (divested) during the 4th quarter 2024.

		4Q24					2024
4Q24	3Q24	vs	4Q23	Petrochemicals production and utilization rate	2024	2023	vs
		3Q24					2023
1,233	1,314	-6%	1,114	Monomers* (kt)	5,082	4,896	+4%
1,080	1,167	-7%	985	Polymers (kt)	4,433	4,130	+7%
79%	85%		60%	Steam cracker utilization rate**	79%	69%

*	Olefins.

**	Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Refining throughput was down 7% quarter-to-quarter mainly due to a turnaround at the Leuna refinery in Germany.

Over 2024, the utilization rate based on crude was 83%, below the annual objective of 85% due to unplanned shutdowns notably at the Normandy and Donges platforms, in France as well as at the Port-Arthur refinery in the United States.

4.5.2        Results

		4Q24					2024
4Q24	3Q24	vs	4Q23	In millions of dollars, except ERM	2024	2023	vs
		3Q24					2023
25.9	15.4	+68%	52.6	European Refining Margin Marker (ERM) ($/t) *	39.5	71.0	-44%

318	241	+32%	633	Adjusted net operating income	2,160	4,654	-54%
581	329	+77%	1,002	Organic investments (1)	1,711	2,040	-16%
(92)	34	ns	(11)	Acquisitions net of assets sales (1)	(173)	(118)	ns
489	363	+35%	991	Net investments (1)	1,538	1,922	-20%

822	530	+55%	1,173	Cash flow from operations excluding working capital (CFFO) (1)	3,760	5,853	-36%
3,832	564	x6.8	4,825	Cash flow from operating activities	3,808	7,957	-52%

*	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

In the fourth quarter 2024, for Refining & Chemicals:

•	adjusted net operating income was $318 million, up 32% quarter-to-quarter, thanks to a $10/t increase in European refining margins,

•	cash flow from operations excluding working capital (CFFO) was $822 million, up 55% quarter-to-quarter, for the same reasons and thanks to dividends received from equity affiliates during the quarter.

In 2024, for Refining & Chemicals, adjusted net operating income and cash flow from operations excluding working capital (CFFO) were both down, amounting to $2,160 million and $3,760 million, respectively, reflecting lower refining margins in Europe and the Rest of the World.

4.6      Marketing & Services

4.6.1        Petroleum product sales

		4Q24					2024
4Q24	3Q24	vs	4Q23	Sales in kb/d*	2024	2023	vs
		3Q24					2023
1,312	1,383	-5%	1,341	Total Marketing & Services sales	1,342	1,375	-2%
724	795	-9%	755	Europe	752	776	-3%
587	588	-	587	Rest of world	591	599	-1%

*	Excludes trading and bulk refining sales.

Sales of petroleum products in the fourth quarter 2024 were down 5% quarter-to-quarter, mainly due to seasonality of European fuel demand.

4.6.2        Results

		4Q24					2024
4Q24	3Q24	vs	4Q23	In millions of dollars	2024	2023	vs
		3Q24					2023
362	364	-1%	306	Adjusted net operating income	1,360	1,458	-7%

432	232	+86%	502	Organic investments (1)	951	1,065	-11%
(80)	78	ns	(1,668)	Acquisitions net of assets sales (1)	(1,089)	(1,924)	ns
352	310	+14%	(1,166)	Net investments (1)	(138)	(859)	ns

534	647	-17%	519	Cash flow from operations excluding working capital (CFFO) (1)	2,319	2,318	-
778	581	+34%	1,759	Cash flow from operating activities	2,901	1,957	+48%

Marketing & Services adjusted net operating income was stable quarter-to-quarter at $362 million and cash flow from operations excluding working capital (CFFO) was $534 million.

5.    TotalEnergies results

5.1    Adjusted net operating income from business segments

Adjusted net operating income from business segments was:

•	$4,992 million in the fourth quarter 2024 versus $4,635 million in the third quarter 2024, mainly due to increases in hydrocarbon production, gas prices and refining margins that were partially offset by lower oil prices,
•	$20,566 million in 2024 versus $25,107 million in 2023, linked to lower oil & gas prices and refining margins and to low market volatility impacting gas & LNG trading.

5.2     Adjusted net income (1) (TotalEnergies share)

TotalEnergies adjusted net income was $4,406 million in the fourth quarter 2024 versus $4,074 million in the third quarter 2024, for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Adjustments to net income were ($ 0.5) billion in the fourth quarter 2024, consisting mainly of:

•	($0.4) billion related to impairments,
•	$0.2 billion in inventory effects,
•	($0.3) billion related to the effect of changes in fair value.

TotalEnergies’ average tax rate was:

•	41.3% in the fourth quarter 2024 versus 38.0% in the third quarter 2024, notably due to the higher relative weight of highly taxed North Sea assets in Exploration & Production,
•	39.4% in 2024 versus 37.5% a year ago, notably due to a higher weight of Exploration & Production in the Company’s results.

5.3    Adjusted earnings per share

Adjusted diluted net earnings per share were:

•	$1.90 in the fourth quarter 2024, based on 2,282 million weighted average diluted shares, compared to $1.74 in the third quarter 2024,
•	$7.77 in 2024, based on 2,315 million weighted average diluted shares, compared to $9.40 in 2023.

As of December 31, 2024, the number of diluted shares was 2,270 million.

As part of its shareholder return policy, TotalEnergies repurchased:

•	32.9 million shares for cancellation in the fourth quarter 2024 for $2 billion,
•	121 million shares for cancellation in 2024 for $8 billion.

5.4   Acquisitions – asset sales

Acquisitions were :

•	$1,233 million in the fourth quarter 2024, primarily related to Sapura OMV in Malaysia and interests in dry gas fields operated by Lewis Energy in the Eagle Ford in Texas,
•	$4,646 million in 2024, related to the above acquisitions as well as the acquisitions of a 20% interest from Lewis Energy Group in the Dorado (Eagle Ford) gas field in Texas, the German renewable energy aggregator Quadra Energy, 1.5 GW of flexible gas capacity in Texas, 1.3 GW of flexible gas capacity in the United Kingdom and interest in offshore wind in Germany in 2023 and in The Netherlands in 2024.

Divestments were :

•	$1,209 million in the fourth quarter 2024, primarily related to the farm down of renewable and flexible assets in the United States, the sale of a 50% interest in the West Burton plant in the United Kingdom as well as the sales of TotalEnergies EP Brunei, TotalEnergies’ interest in Total PARCO in Pakistan and a minority interest in the Natref refinery in South Africa.
•	$3,240 million in 2024, related to the above divestments as well as to the closing of the retail network transaction with Alimentation Couche-Tard in Belgium, Luxemburg and the Netherlands, the sale of a 15% interest in Absheron in Azerbaijan, the farm down of the Seagreen offshore wind farm in the United Kingdom, and the sale of petrochemical assets in Lavera, France.

5.5   Net cash flow (1)

TotalEnergies’ net cash flow was:

•	$3,288 million in the fourth quarter 2024 versus $1,057 million in the third quarter, reflecting the $330 million increase in CFFO and the $1,901 million decrease in net investments to $3,863 million in the fourth quarter 2024.
•	$12,088 million in 2024 versus $19,109 million in 2023, reflecting the $6,029 million decrease in CFFO and the $992 million increase in net investments to $17,829 million in 2024.

2024 cash flow from operating activities was $12,507 million in the fourth quarter 2024 versus CFFO of $7,151 million, which reflects positive variation from a $5.4 billion working capital release, including around $1.5 billion related to exceptional items.

5.6     Profitability

Return on equity was 15.8% for the twelve months ended December 31, 2024.

In millions of dollars	January1, 2024 December 31, 2024	October1, 2023 September 30, 2024	January1, 2023 December 31, 2023
Adjusted net income (1)	18,586	19,398	23,450
Average adjusted shareholders' equity	117,835	116,572	115,006
Return on equity (ROE)	15.8%	16.6%	20.4%

Return on average capital employed (1) was 14.8% for the twelve months ended December 31, 2024.

In millions of dollars	January1, 2024 December 31, 2024	October1, 2023 September 30, 2024	January1, 2023 December 31, 2023
Adjusted net operating income (1)	19,974	20,701	24,684
Average capital employed (1)	135,174	142,195	130,517
ROACE (1)	14.8%	14.6%	18.9%

6.      TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to €15,275 million in 2024, compared to €11,232 million in 2023.

7.      Annual 2025 Sensitivities (16)

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price (17)	+/- 10 $/b	+/- 2.3 B$	+/- 2.8 B$
European gas price - TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

(16)	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2025. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
(17)	In a 70-80 $/b Brent environment.

8.      Outlook

At the beginning of 2025, Brent prices remain volatile between $70 and $80/b, supported by the willingness of OPEC+ countries to balance oil markets that are facing strong supply growth from non-OPEC countries (US, Guyana, Brazil). According to the IEA, global oil demand is anticipated to grow by 1.1 Mb/d in 2025, up from a 0.8 Mb/d increase in 2024.

European gas prices increased at the end of 2024 and forward markets currently expect prices to be above $13/Mbtu in the first quarter of 2025, supported by high winter consumption and rapid inventory declines in Europe in the context of the interruption of Russian imports via Ukraine. Gas markets should remain in tension in 2025 due to very limited expected capacity additions related to delays of some projects. TotalEnergies expects more than 40 Mt of LNG sales in 2025. Given the evolution of oil and gas prices in the recent months and the lag effect on price formulas, TotalEnergies anticipates its average LNG selling price will be above $10/Mbtu in the first quarter 2025.

In 2025, TotalEnergies anticipates its hydrocarbon production will grow more than 3%, benefiting from the ramp-up of 2024 start-ups and production start-ups, notably Ballymore in the Gulf of Mexico and Mero-4 in Brazil.

First quarter 2025 hydrocarbon production is expected to be between 2.5 and 2.55 Mboe/d thanks to the ramp-up of 2024 start-ups and the closing of the acquisitions of SapuraOMV in Malaysia and of interests in the Eagle Ford shale gas play in Texas that occurred during the fourth quarter 2024.

The Integrated Power segment is expected to expand in 2025 supported by electricity production growth greater than 20% to reach an annual net electricity generation of more than 50 TWh. Cash flow before working capital (CFFO) is expected to be between $2.5 and $3 billion in 2025.

By combining hydrocarbon and electricity production growth, the Company expects to increase energy production by 5% in 2025. Integrated Power production will represent 10% of hydrocarbon production.

For 2025, TotalEnergies expects net investments of $17 to $17.5 billion, of which $4.5 billion is dedicated to low carbon energies, mostly Integrated Power. Organic investments should amount to approximately $17 billion, focused on core growth projects to achieve 2030 production targets, down from the $18 billion guidance presented during the Strategy & Outlook in October 2024.

* * * *

To listen to the conference call with Chairman & CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 3:00pm (Paris time), please log on to totalenergies.com or dial +33 (0) 1 70 37 71 66, +44 (0) 33 0551 0200 or +1 786 697 3501. The conference replay will be available on the Company's website totalenergies.com after the event.

* * * *

TotalEnergies contacts
Media Relations:	+33	(0)1	47	44	46 99 l presse@totalenergies.com l @TotalEnergiesPR
Investor Relations:	+33	(0)1	47	44	46 46 l ir@totalenergies.com

9.    Operating information by segment

9.1    Company’s production (Exploration & Production + Integrated LNG)

4Q24	3Q24	4Q24 vs 3Q24	4Q23	Combined liquids and gas production by region (kboe/d)	2024	2023	2024 vs 2023
589	556	+6%	592	Europe	569	565	+1%
437	452	-3%	451	Africa	450	471	-4%
790	799	-1%	788	Middle East and North Africa	807	764	+6%
401	388	+3%	376	Americas	375	426	-12%
210	214	-2%	256	Asia-Pacific	233	257	-9%
2,427	2,409	+1%	2,462	Total production	2,434	2,483	-2%
369	371	-1%	331	includes equity affiliates	361	335	+8%

4Q24	3Q24	4Q24 vs 3Q24	4Q23	Liquids production by region (kb/d)	2024	2023	2024 vs 2023
228	221	+3%	236	Europe	225	232	-3%
318	329	-3%	328	Africa	325	348	-6%
627	637	-1%	629	Middle East and North Africa	644	612	+5%
193	189	+2%	207	Americas	180	251	-28%
79	90	-13%	106	Asia-Pacific	94	107	-12%
1,445	1,466	-1%	1,506	Total production	1,468	1,550	-5%
151	154	-2%	141	includes equity affiliates	152	150	+2%

4Q24	3Q24	4Q24 vs 3Q24	4Q23	Gas production by region (Mcf/d)	2024	2023	2024 vs 2023
1,951	1,812	+8%	1,921	Europe	1,862	1,801	+3%
620	632	-2%	612	Africa	630	614	+3%
889	888	-	881	Middle East and North Africa	894	833	+7%
1,154	1,100	+5%	941	Americas	1,080	975	+11%
709	661	+7%	803	Asia-Pacific	745	805	-7%
5,323	5,093	+5%	5,158	Total production	5,211	5,028	+4%
1,181	1,190	-1%	1,027	includes equity affiliates	1,135	1,004	+13%

9.2    Downstream (Refining & Chemicals and Marketing & Services)

4Q24	3Q24	4Q24 vs 3Q24	4Q23	Petroleum product sales by region (kb/d)	2024	2023	2024 vs 2023
1,820	1,932	-6%	1,789	Europe	1,842	1,734	+6%
614	585	+5%	610	Africa	587	624	-6%
970	1,091	-11%	1,055	Americas	1,021	942	+8%
975	747	+31%	697	Rest of world	768	652	+18%
4,380	4,355	+1%	4,151	Total consolidated sales	4,218	3,953	+7%
343	395	-13%	402	Includes bulk sales	384	405	-5%
2,725	2,578	+6%	2,408	Includes trading	2,492	2,173	+15%

4Q24	3Q24	4Q24 vs 3Q24	4Q23	Petrochemicals production* (kt)	2024	2023	2024 vs 2023
875	954	-8%	845	Europe	3,719	3,936	-6%
701	765	-8%	528	Americas	2,867	2,366	+21%
737	762	-3%	725	Middle East and Asia	2,929	2,724	+8%

*	Olefins, polymers.

9.3    Integrated Power

9.3.1    Net power production

Net power production (TWh)	4Q24						3Q24
	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.2	0.3	-	1.4	0.0	1.9	0.2	0.1	-	0.6	0.0	0.9
Rest of Europe	0.1	0.6	0.4	2.1	0.0	3.2	0.1	0.4	0.2	1.3	0.1	2.1
Africa	0.0	0.0	-	-	-	0.0	0.0	0.0	-	-	-	0.0
Middle East	0.2	-	-	0.2	-	0.4	0.2	-	-	0.3	-	0.5
North America	0.9	0.5	-	1.1	-	2.5	1.2	0.4	-	2.2	-	3.8
South America	0.1	0.9	-	-	-	1.1	0.1	1.1	-	-	-	1.2
India	1.6	0.2	-	-	-	1.9	1.6	0.4	-	-	-	2.0
Pacific Asia	0.3	0.0	0.2	-	-	0.4	0.4	0.0	0.0	-	-	0.4
Total	3.4	2.5	0.6	4.9	0.1	11.4	4.0	2.4	0.3	4.4	0.1	11.1

9.3.2   Installed power generation net capacity

Installed power generation generation net capacity (GW) (18)	4Q24						3Q24
	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.7	0.4	-	2.6	0.2	4.0	0.6	0.4	-	2.6	0.2	3.7
Rest of Europe	0.6	0.9	0.3	2.1	0.2	4.0	0.3	0.9	0.3	2.7	0.2	4.4
Africa	0.0	-	-	-	-	0.0	0.1	0.0	-	-	0.0	0.1
Middle East	0.4	-	-	0.3	-	0.8	0.4	-	-	0.3	-	0.8
North America	2.3	0.8	-	1.5	0.3	4.9	2.6	0.8	-	1.5	0.4	5.3
South America	0.4	0.9	-	-	-	1.3	0.4	0.9	-	-	-	1.2
India	4.8	0.6	-	-	-	5.3	4.3	0.5	-	-	-	4.9
Pacific Asia	1.1	0.0	0.2	-	-	1.3	1.1	0.0	0.1	-	0.0	1.2
Total	10.3	3.6	0.5	6.5	0.6	21.5	9.8	3.6	0.4	7.1	0.7	21.6

(18) End-of-period data.

9.3.3   Power generation gross capacity from renewables

	4Q24					3Q24
Installed power generation gross capacity from renewables (GW) (19),(20)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.2	0.7	-	0.2	2.1	1.1	0.7	-	0.2	2.1
Rest of Europe	0.6	1.1	1.1	0.3	3.1	0.3	1.1	1.1	0.2	2.8
Africa	0.1	-	-	0.0	0.1	0.1	-	-	0.0	0.1
Middle East	1.2	-	-	-	1.2	1.2	-	-	-	1.2
North America	5.4	2.2	-	0.7	8.2	4.9	2.2	-	0.7	7.7
South America	0.4	1.3	-	-	1.7	0.4	1.3	-	-	1.6
India	6.7	0.6	-	-	7.3	6.1	0.6	-	-	6.7
Asia-Pacific	1.6	0.0	0.6	0.0	2.2	1.6	0.0	0.4	0.0	2.0
Total	17.2	6.0	1.7	1.1	26.0	15.6	5.9	1.6	1.1	24.2

	4Q24					3Q24
Power generation gross capacity from renewables in construction (GW) (19),(20)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.3	0.0	0.0	0.0	0.3	0.2	0.0	0.0	0.0	0.2
Rest of Europe	0.5	0.2	0.8	0.0	1.4	0.4	0.1	0.8	0.1	1.4
Africa	0.4	0.1	-	0.1	0.6	0.3	-	-	0.1	0.4
Middle East	0.1	-	-	-	0.1	0.1	-	-	-	0.1
North America	1.2	0.0	-	0.5	1.8	1.7	0.0	-	0.4	2.1
South America	0.4	0.6	-	0.2	1.2	0.3	0.6	-	0.2	1.1
India	3.2	-	-	-	3.2	3.9	-	-	-	3.9
Asia-Pacific	0.1	-	0.1	-	0.1	0.1	-	0.2	-	0.3
Total	6.2	1.0	0.8	0.9	8.9	6.9	0.8	1.0	0.7	9.5

	4Q24					3Q24
Power generation gross capacity from renewables in development (GW) (19),(20)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.9	0.5	-	0.1	1.5	1.1	0.4	-	0.1	1.6
Rest of Europe	4.9	0.7	13.3	2.7	21.6	4.6	0.8	8.9	2.6	16.9
Africa	0.6	0.2	-	-	0.8	0.7	0.3	-	-	1.0
Middle East	2.3	0.2	-	-	2.6	1.8	-	-	-	1.8
North America	10.3	3.1	4.1	4.4	21.9	8.8	3.3	4.1	4.9	21.0
South America	1.6	1.1	-	0.0	2.8	1.8	1.2	-	0.0	3.0
India	2.3	0.1	-	-	2.5	2.2	0.1	-	-	2.3
Asia-Pacific	3.4	1.1	3.0	1.2	8.6	3.6	1.1	2.6	1.1	8.4
Total	26.5	7.1	20.4	8.3	62.3	24.4	7.2	15.6	8.7	55.9

(19) Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

(20) End-of-period data.

10.  Alternative Performance Measures (Non-GAAP measures)

10.1   Adjustment items to net income (TotalEnergies share)

4Q24	3Q24	4Q23	In millions of dollars	2024	2023
3,956	2,294	5,063	Net income (TotalEnergies share)	15,758	21,384
(413)	(1,337)	180	Special items affecting net income (TotalEnergies share)	(1,219)	(1,105)
(25)	-	1,844	Gain (loss) on asset sales	1,372	2,047
(6)	(10)	(51)	Restructuring charges	(27)	(56)
(232)	(1,100)	(1,023)	Impairments	(1,976)	(2,166)
(150)	(227)	(590)	Other	(588)	(930)
216	(359)	(535)	After-tax inventory effect : FIFO vs. replacement cost	(339)	(699)
(253)	(84)	192	Effect of changes in fair value	(948)	12
(450)	(1,780)	(163)	Total adjustments affecting net income	(2,506)	(1,792)
4,406	4,074	5,226	Adjusted net income (TotalEnergies share)	18,264	23,176

10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

4Q24	3Q24	4Q24 vs 3Q24	4Q23	In millions of dollars	2024	2023	2024 vs 2023
3,956	2,294	+72%	5,063	Net income (TotalEnergies share)	15,758	21,384	-26%
450	1,780	-75%	163	Less: adjustment items to net income (TotalEnergies share)	2,506	1,792	+40%
4,406	4,074	+8%	5,226	Adjusted net income (TotalEnergies share)	18,264	23,176	-21%
				Adjusted items
65	90	-28%	57	Add: non-controlling interests	322	274	+18%
2,872	2,369	+21%	3,004	Add: income taxes	11,209	12,939	-13%
2,715	3,048	-11%	3,060	Add: depreciation, depletion and impairment of tangible assets and mineral interests	11,667	12,012	-3%
107	103	+4%	115	Add: amortization and impairment of intangible assets	389	394	-1%
786	797	-1%	660	Add: financial interest on debt	3,016	2,820	+7%
(422)	(433)	ns	(426)	Less: financial income and expense from cash & cash equivalents	(1,724)	(1,585)	ns
10,529	10,048	+5%	11,696	Adjusted EBITDA	43,143	50,030	-14%

10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

4Q24	3Q24	4Q24 vs 3Q24	4Q23	In millions of dollars	2024	2023	2024 vs 2023
				Adjusted items
47,115	47,429	-1%	54,765	Revenues from sales	195,610	218,945	-11%
(30,305)	(30,856)	ns	(36,651)	Purchases, net of inventory variation	(126,000)	(142,247)	ns
(7,094)	(7,147)	ns	(6,956)	Other operating expenses	(29,485)	(29,808)	ns
(242)	(101)	ns	(174)	Exploration costs	(528)	(575)	ns
280	59	x4.7	169	Other income	725	504	+44%
(34)	(121)	ns	(150)	Other expense, excluding amortization and impairment of intangible assets	(317)	(288)	ns
296	293	+1%	276	Other financial income	1,304	1,221	+7%
(193)	(214)	ns	(180)	Other financial expense	(835)	(722)	ns
706	706	-	597	Net income (loss) from equity affiliates	2,669	3,000	-11%
10,529	10,048	+5%	11,696	Adjusted EBITDA	43,143	50,030	-14%
				Adjusted items
(2,715)	(3,048)	ns	(3,060)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(11,667)	(12,012)	ns
(107)	(103)	ns	(115)	Less: amortization of intangible assets	(389)	(394)	ns
(786)	(797)	ns	(660)	Less: financial interest on debt	(3,016)	(2,820)	ns
422	433	-3%	426	Add: financial income and expense from cash & cash equivalents	1,724	1,585	+9%
(2,872)	(2,369)	ns	(3,004)	Less: income taxes	(11,209)	(12,939)	ns
(65)	(90)	ns	(57)	Less: non-controlling interests	(322)	(274)	ns
(450)	(1,780)	ns	(163)	Add: adjustment (TotalEnergies share)	(2,506)	(1,792)	ns
3,956	2,294	+72%	5,063	Net income (TotalEnergies share)	15,758	21,384	-26%

10.3 Investments – Divestments (TotalEnergies share)

Reconciliation of Cash flow used in investing activities to Net investments

4Q24	3Q24	4Q24 vs 3Q24	4Q23	In millions of dollars	2024	2023	2024 vs 2023
3,745	5,562	-33%	632	Cash flow used in investing activities ( a )	17,332	16,454	+5%
-	-	ns	-	Other transactions with non-controlling interests ( b )	-	-	ns
(2)	57	ns	3	Organic loan repayment from equity affiliates ( c )	29	(2)	ns
(52)	-	ns	(3)	Change in debt from renewable projects financing ( d ) *	(52)	78	ns
152	119	28%	71	Capex linked to capitalized leasing contracts ( e )	471	259	+82%
20	26	-23%	32	Expenditures related to carbon credits ( f )	49	48	+2%
3,863	5,764	-33%	735	Net investments ( a + b + c + d + e + f = g - i + h )	17,829	16,837	+6%
24	1,662	-99%	(5,404)	of which acquisitions net of assets sales ( g-i )	1,406	(1,289)	ns
1,233	1,795	-31%	698	Acquisitions ( g )	4,646	6,428	-28%
1,209	133	x9.1	6,102	Asset sales ( i )	3,240	7,717	-58%
26	-	ns	-	Change in debt from renewable projects (partner share)	26	(81)	ns
3,839	4,102	-6%	6,139	of which organic investments ( h )	16,423	18,126	-9%
122	148	-17%	214	Capitalized exploration	516	1,094	-53%
625	458	36%	683	Increase in non-current loans	2,210	1,845	+20%
(619)	(140)	ns	(91)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,083)	(524)	ns
(26)	-	ns	(3)	Change in debt from renewable projects (TotalEnergies share)	(26)	(3)	ns

*         Change in debt from renewable projects (TotalEnergies share and partner share).

10.4 Cash flow (TotalEnergies share)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

4Q24	3Q24	4Q24 vs 3Q24	4Q23	In millions of dollars	2024	2023	2024 vs 2023
12,507	7,171	+74%	16,150	Cash flow from operating activities ( a )	30,854	40,679	-24%
5,072	871	x5.8	8,377	(Increase) decrease in working capital ( b ) *	1,491	5,526	-73%
282	(464)	ns	(724)	Inventory effect ( c )	(525)	(714)	ns
-	-	ns	(0)	Capital gain from renewable project sales ( d )	-	81	-100%
(2)	57	ns	3	Organic loan repayments from equity affiliates ( e )	29	(2)	ns
7,151	6,821	+5%	8,500	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	29,917	35,946	-17%
(247)	(188)	ns	(29)	Financial charges	(697)	(505)	ns
7,398	7,009	+6%	8,529	Debt Adjusted Cash Flow (DACF)	30,614	36,451	-16%

3,839	4,102	-6%	6,139	Organic investments ( g )	16,423	18,126	-9%
3,312	2,719	+22%	2,361	Free cash flow after organic investments ( f - g )	13,494	17,820	-24%

3,863	5,764	-33%	735	Net investments ( h )	17,829	16,837	+6%
3,288	1,057	x3.1	7,765	Net cash flow ( f - h )	12,088	19,109	-37%

*         Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

10.5 Gearing ratio

In millions of dollars	12/31/2024	09/30/2024	12/31/2023
Current borrowings *	7,929	11,805	7,869
Other current financial liabilities	664	488	446
Current financial assets *,**	(6,536)	(5,780)	(6,256)
Net financial assets classified as held for sale *	33	204	17
Non-current financial debt *	35,711	37,824	32,722
Non-current financial assets *	(1,027)	(1,307)	(1,229)
Cash and cash equivalents	(25,844)	(25,672)	(27,263)
Net debt ( a )	10,930	17,562	6,306

Shareholders’ equity (TotalEnergies share)	117,858	116,059	116,753
Non-controlling interests	2,397	2,557	2,700
Shareholders' equity (b)	120,255	118,616	119,453

Gearing = a / ( a+b )	8.3%	12.9%	5.0%

Leases (c)	8,272	8,338	8,275
Gearing including leases ( a+c ) / ( a+b+c )	13.8%	17.9%	10.9%

*      Excludes leases receivables and leases debts.

**       Including initial margins held as part of the Company's activities on organized markets.

10.6 Return on average capital employed

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	10,004	4,869	2,173	2,160	1,360	19,974
Capital employed at 12/31/2023	63,870	36,048	21,511	6,043	7,674	132,222
Capital employed at 12/31/2024	64,430	41,477	21,739	5,564	6,870	138,125
ROACE	15.6%	12.6%	10.0%	37.2%	18.7%	14.8%

10.7 Payout

In millions of dollars	2024	9M24	2023
Dividend paid (parent company shareholders)	7,717	5,719	7,517
Repayment of treasury shares	7,995	6,018	9,167

Payout ratio	50%	49%	46%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates.

This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Net cash flow (or free cash-flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This press release presents the results for the fourth quarter of 2024 and the full year of 2024 from the consolidated financial statements of TotalEnergies SE as of December 31, 2024 (unaudited). The audit procedures by the Statutory Auditors are underway. The consolidated financial statements (unaudited) are available on the website totalenergies.com. This document does not constitute the annual financial report (rapport financier annuel) within the meaning of article L.451.1.2 of the French monetary and financial code (code monétaire et financier).

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

These adjustment items include:

(i)   Special items

Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

(ii)   The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

(iii)   Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.

TotalEnergies financial statements

Fourth quarter and full-year 2024 consolidated accounts, IFRS

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$) (a)	2024	2024	2023
Sales	52,508	52,021	59,237
Excise taxes	(5,393)	(4,592)	(4,472)
Revenues from sales	47,115	47,429	54,765

Purchases, net of inventory variation	(30,342)	(31,425)	(37,150)
Other operating expenses	(7,219)	(7,269)	(7,166)
Exploration costs	(242)	(572)	(174)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,715)	(3,392)	(3,539)
Other income	306	45	2,685
Other expense	(341)	(374)	(802)

Financial interest on debt	(786)	(797)	(660)
Financial income and expense from cash & cash equivalents	449	457	439
Cost of net debt	(337)	(340)	(221)

Other financial income	319	319	303
Other financial expense	(193)	(214)	(189)

Net income (loss) from equity affiliates	597	333	(136)

Income taxes	(2,929)	(2,179)	(3,339)
Consolidated net income	4,019	2,361	5,037
TotalEnergies share	3,956	2,294	5,063
Non-controlling interests	63	67	(26)
Earnings per share ($)	1.72	0.97	2.11
Fully-diluted earnings per share ($)	1.70	0.96	2.09

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$)	2024	2024	2023
Consolidated net income	4,019	2,361	5,037
Other comprehensive income

Actuarial gains and losses	(3)	3	(251)
Change in fair value of investments in equity instruments	142	(141)	(17)
Tax effect	36	29	42
Currency translation adjustment generated by the parent company	(5,125)	3,151	3,025
Items not potentially reclassifiable to profit and loss	(4,950)	3,042	2,799
Currency translation adjustment	3,594	(2,457)	(3,182)
Cash flow hedge	1,732	(13)	701
Variation of foreign currency basis spread	(13)	(4)	(16)
Share of other comprehensive income of equity affiliates, net amount	76	(208)	(144)
Other	(1)	2	3
Tax effect	(441)	(1)	(212)
Items potentially reclassifiable to profit and loss	4,947	(2,681)	(2,850)
Total other comprehensive income (net amount)	(3)	361	(51)

Comprehensive income	4,016	2,722	4,986
TotalEnergies share	4,001	2,631	4,995
Non-controlling interests	15	91	(9)

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

	Year 2024 (unaudited)	Year 2023
(M$) (a)
Sales	214,550	237,128
Excise taxes	(18,940)	(18,183)
Revenues from sales	195,610	218,945
Purchases, net of inventory variation	(127,664)	(143,041)
Other operating expenses	(29,860)	(30,419)
Exploration costs	(999)	(573)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,025)	(12,762)
Other income	2,112	3,677
Other expense	(1,281)	(2,396)
Financial interest on debt	(3,016)	(2,820)
Financial income and expense from cash & cash equivalents	1,786	1,801
Cost of net debt	(1,230)	(1,019)
Other financial income	1,403	1,285
Other financial expense	(835)	(731)
Net income (loss) from equity affiliates	1,575	1,845
Income taxes	(10,775)	(13,301)
Consolidated net income	16,031	21,510
TotalEnergies share	15,758	21,384
Non-controlling interests	273	126
Earnings per share ($)	6.74	8.72
Fully-diluted earnings per share ($)	6.69	8.67

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

	Year 2024 (unaudited)	Year 2023
(M$)
Consolidated net income	16,031	21,510
Other comprehensive income
Actuarial gains and losses	20	(114)
Change in fair value of investments in equity instruments	144	(11)
Tax effect	46	(11)
Currency translation adjustment generated by the parent company	(4,163)	2,573
Items not potentially reclassifiable to profit and loss	(3,953)	2,437
Currency translation adjustment	2,759	(3,277)
Cash flow hedge	3,119	2,898
Variation of foreign currency basis spread	(32)	(11)
Share of other comprehensive income of equity affiliates, net amount	(246)	(208)
Other	1	(2)
Tax effect	(814)	(730)
Items potentially reclassifiable to profit and loss	4,787	(1,330)
Total other comprehensive income (net amount)	834	1,107

Comprehensive income	16,865	22,617
TotalEnergies share	16,636	22,534
Non-controlling interests	229	83

CONSOLIDATED BALANCE SHEET

TotalEnergies

	December 31,	September 30,	December 31,
	2024	2024	2023
(M$)	(unaudited)	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	34,238	33,891	33,083
Property, plant and equipment, net	109,095	110,125	108,916
Equity affiliates : investments and loans	34,405	33,963	30,457
Other investments	1,665	1,656	1,543
Non-current financial assets	2,305	2,578	2,395
Deferred income taxes	3,202	3,727	3,418
Other non-current assets	4,006	4,170	4,313
Total non-current assets	188,916	190,110	184,125

Current assets
Inventories, net	18,868	18,532	19,317
Accounts receivable, net	19,281	18,777	23,442
Other current assets	23,687	21,933	20,821
Current financial assets	6,914	6,151	6,585
Cash and cash equivalents	25,844	25,672	27,263
Assets classified as held for sale	1,977	2,830	2,101
Total current assets	96,571	93,895	99,529

Total assets	285,487	284,005	283,654

LIABILITIES & SHAREHOLDERS' EQUITY
Shareholders' equity
Common shares	7,577	7,577	7,616
Paid-in surplus and retained earnings	135,496	130,804	126,857
Currency translation adjustment	(15,259)	(13,793)	(13,701)
Treasury shares	(9,956)	(8,529)	(4,019)
Total shareholders' equity - TotalEnergies share	117,858	116,059	116,753

Non-controlling interests	2,397	2,557	2,700

Total shareholders' equity	120,255	118,616	119,453

Non-current liabilities
Deferred income taxes	12,114	11,750	11,688
Employee benefits	1,753	1,890	1,993
Provisions and other non-current liabilities	19,872	20,290	21,257
Non-current financial debt	43,533	45,750	40,478
Total non-current liabilities	77,272	79,680	75,416

Current liabilities
Accounts payable	39,932	34,668	41,335
Other creditors and accrued liabilities	35,961	34,716	36,727
Current borrowings	10,024	13,853	9,590
Other current financial liabilities	664	488	446
Liabilities directly associated with the assets classified as held for sale	1,379	1,984	687
Total current liabilities	87,960	85,709	88,785

Total liabilities & shareholders' equity	285,487	284,005	283,654

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

(M$)	4th quarter 2024	3rd quarter 2024	4th quarter 2023
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	4,019	2,361	5,037
Depreciation, depletion, amortization and impairment	2,971	4,020	3,815
Non-current liabilities, valuation allowances and deferred taxes	44	(93)	(268)
(Gains) losses on disposals of assets	(66)	(3)	(2,609)
Undistributed affiliates' equity earnings	99	(13)	940
(Increase) decrease in working capital	5,201	836	8,308
Other changes, net	239	63	927
Cash flow from operating activities	12,507	7,171	16,150
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(3,680)	(4,110)	(5,076)
Acquisitions of subsidiaries, net of cash acquired	(932)	(497)	(10)
Investments in equity affiliates and other securities	(313)	(845)	(1,066)
Increase in non-current loans	(658)	(458)	(683)
Total expenditures	(5,583)	(5,910)	(6,835)
Proceeds from disposals of intangible assets and property, plant and equipment	314	32	2,776
Proceeds from disposals of subsidiaries, net of cash sold	654	82	3,333
Proceeds from disposals of non-current investments	220	37	-
Repayment of non-current loans	650	197	94
Total divestments	1,838	348	6,203
Cash flow used in investing activities	(3,745)	(5,562)	(632)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(1,977)	(2,005)	(2,964)
Dividends paid:
- Parent company shareholders	(1,998)	(1,963)	(1,869)
- Non-controlling interests	(18)	(171)	(17)
Net issuance (repayment) of perpetual subordinated notes	1,165	-	-
Payments on perpetual subordinated notes	(82)	(23)	(54)
Other transactions with non-controlling interests	(17)	(14)	(16)
Net issuance (repayment) of non-current debt	91	3,080	(21)
Increase (decrease) in current borrowings	(4,136)	911	(8,458)
Increase (decrease) in current financial assets and liabilities	(965)	760	360
Cash flow from / (used in) financing activities	(7,937)	575	(13,039)
Net increase (decrease) in cash and cash equivalents	825	2,184	2,479
Effect of exchange rates	(653)	277	53
Cash and cash equivalents at the beginning of the period	25,672	23,211	24,731
Cash and cash equivalents at the end of the period	25,844	25,672	27,263

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

	Year	Year
	2024	2023
	(unaudited)
(M$)
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	16,031	21,510
Depreciation, depletion, amortization and impairment	13,107	13,818
Non-current liabilities, valuation allowances and deferred taxes	190	813
(Gains) losses on disposals of assets	(1,497)	(3,452)
Undistributed affiliates' equity earnings	124	649
(Increase) decrease in working capital	2,364	6,091
Other changes, net	535	1,250
Cash flow from operating activities	30,854	40,679
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(14,909)	(17,722)
Acquisitions of subsidiaries, net of cash acquired	(2,439)	(1,772)
Investments in equity affiliates and other securities	(2,127)	(3,477)
Increase in non-current loans	(2,275)	(1,889)
Total expenditures	(21,750)	(24,860)
Proceeds from disposals of intangible assets and property, plant and equipment	727	3,789
Proceeds from disposals of subsidiaries, net of cash sold	2,167	3,561
Proceeds from disposals of non-current investments	347	490
Repayment of non-current loans	1,177	566
Total divestments	4,418	8,406
Cash flow used in investing activities	(17,332)	(16,454)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	521	383
- Treasury shares	(7,995)	(9,167)
Dividends paid:
- Parent company shareholders	(7,717)	(7,517)
- Non-controlling interests	(322)	(311)
Net issuance (repayment) of perpetual subordinated notes	(457)	(1,081)
Payments on perpetual subordinated notes	(314)	(314)
Other transactions with non-controlling interests	(67)	(126)
Net issuance (repayment) of non-current debt	7,532	130
Increase (decrease) in current borrowings	(5,142)	(14,289)
Increase (decrease) in current financial assets and liabilities	(464)	2,562
Cash flow from / (used in) financing activities	(14,425)	(29,730)
Net increase (decrease) in cash and cash equivalents	(903)	(5,505)
Effect of exchange rates	(516)	(258)
Cash and cash equivalents at the beginning of the period	27,263	33,026
Cash and cash equivalents at the end of the period	25,844	27,263

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(Unaudited: Year 2024 )

___

	Common shares issued		Paid-in		Treasury shares		Shareholders'
(M$)	Number	Amount	surplus and retained earnings	Currency translation adjustment	Number	Amount	equity - TotalEnergies share	Non- controlling interests	Total shareholders' equity
As of January 1, 2023	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income 2023	-	-	21,384	-	-	-	21,384	126	21,510
Other comprehensive Income	-	-	1,987	(837)	-	-	1,150	(43)	1,107
Comprehensive Income	-	-	23,371	(837)	-	-	22,534	83	22,617
Dividend	-	-	(7,611)	-	-	-	(7,611)	(311)	(7,922)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(144,700,577)	(9,167)	(9,167)	-	(9,167)
Sale of treasury shares (1)	-	-	(396)	-	6,463,426	396	-	-	-
Share-based payments	-	-	291	-	-	-	291	-	291
Share cancellation	(214,881,605)	(569)	(11,737)	-	214,881,605	12,306	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(294)	-	-	-	(294)	-	(294)
Other operations with non-controlling interests	-	-	30	(28)	-	-	2	85	87
Other items	-	-	(2)	-	-	-	(2)	(3)	(5)
As of December 31, 2023	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income 2024	-	-	15,758	-	-	-	15,758	273	16,031
Other comprehensive Income	-	-	2,436	(1,558)	-	-	878	(44)	834
Comprehensive Income	-	-	18,194	(1,558)	-	-	16,636	229	16,865
Dividend	-	-	(7,756)	-	-	-	(7,756)	(455)	(8,211)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(120,463,232)	(7,995)	(7,995)	-	(7,995)
Sale of treasury shares (1)	-	-	(395)	-	6,071,266	395	-	-	-
Share-based payments	-	-	556	-	-	-	556	-	556
Share cancellation	(25,405,361)	(68)	(1,595)	-	25,405,361	1,663	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(576)	-	-	-	(576)	-	(576)
Payments on perpetual subordinated notes	-	-	(272)	-	-	-	(272)	-	(272)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(67)	(67)
Other items	-	-	(9)	-	-	-	(9)	(10)	(19)
As of December 31, 2024	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255

(1) Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,496	2,890	6,137	21,540	20,440	5	-	52,508
Intersegment sales	9,382	2,968	765	7,207	168	70	(20,560)	-
Excise taxes	-	-	-	(193)	(5,200)	-	-	(5,393)
Revenues from sales	10,878	5,858	6,902	28,554	15,408	75	(20,560)	47,115
Operating expenses	(4,754)	(4,431)	(6,536)	(27,616)	(14,772)	(254)	20,560	(37,803)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,853)	(326)	(28)	(250)	(227)	(31)	-	(2,715)
Net income (loss) from equity affiliates and other items	40	548	26	(90)	90	74	-	688
Tax on net operating income	(2,163)	(288)	(70)	(139)	(215)	(60)	-	(2,935)
Adjustments (a)	(157)	(71)	(281)	141	(78)	(23)	-	(469)
Adjusted Net operating income	2,305	1,432	575	318	362	(173)	-	4,819
Adjustments (a)								(469)
Net cost of net debt								(331)
Non-controlling interests								(63)
Net income - TotalEnergies share								3,956

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the operating income of integrated Power segment.

4th quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,983	1,904	529	630	458	79	-	5,583
Total divestments	295	247	1,038	132	106	20	-	1,838
Cash flow from operating activities	4,500	2,214	1,201	3,832	778	(18)	-	12,507

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,425	2,350	4,444	22,926	20,872	4	-	52,021
Intersegment sales	9,633	2,017	424	7,927	218	58	(20,277)	-
Excise taxes	-	-	-	(213)	(4,379)	-	-	(4,592)
Revenues from sales	11,058	4,367	4,868	30,640	16,711	62	(20,277)	47,429
Operating expenses	(5,257)	(3,393)	(4,329)	(30,273)	(16,082)	(209)	20,277	(39,266)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,324)	(294)	(114)	(400)	(229)	(31)	-	(3,392)
Net income (loss) from equity affiliates and other items	47	482	(274)	(79)	(29)	(38)	-	109
Tax on net operating income	(1,879)	(250)	(66)	40	(102)	117	-	(2,140)
Adjustments (a)	(837)	(151)	(400)	(313)	(95)	(23)	-	(1,819)
Adjusted Net operating income	2,482	1,063	485	241	364	(76)	-	4,559
Adjustments (a)								(1,819)
Net cost of net debt								(379)
Non-controlling interests								(67)
Net income - TotalEnergies share								2,294

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the operating income of integrated Power segment.

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,251	599	2,291	388	329	52	-	5,910
Total divestments	90	99	70	69	19	1	-	348
Cash flow from operating activities	4,763	830	373	564	581	60	-	7,171

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,622	3,050	7,350	24,372	22,826	17	-	59,237
Intersegment sales	10,630	3,651	1,276	8,796	157	26	(24,536)	-
Excise taxes	-	-	-	(216)	(4,256)	-	-	(4,472)
Revenues from sales	12,252	6,701	8,626	32,952	18,727	43	(24,536)	54,765
Operating expenses	(5,084)	(5,289)	(7,787)	(32,367)	(18,289)	(210)	24,536	(44,490)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,334)	(440)	(97)	(394)	(236)	(38)	-	(3,539)
Net income (loss) from equity affiliates and other items	(370)	560	(17)	(158)	1,917	(71)	-	1,861
Tax on net operating income	(2,371)	(217)	(156)	76	(718)	91	-	(3,295)
Adjustments (a)	(709)	(141)	42	(524)	1,095	(7)	-	(244)
Adjusted Net operating income	2,802	1,456	527	633	306	(178)	-	5,546
Adjustments (a)								(244)
Net cost of net debt								(265)
Non-controlling interests								26
Net income - TotalEnergies share								5,063

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the operating income of integrated Power segment.

4th quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,080	855	1,241	1,011	588	60	-	6,835
Total divestments	4,362	28	32	22	1,754	5	-	6,203
Cash flow from operating activities	5,708	2,702	638	4,825	1,759	518	-	16,150

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

Year 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,655	9,885	22,127	93,515	83,341	27	-	214,550
Intersegment sales	38,546	10,591	2,348	31,480	819	268	(84,052)	-
Excise taxes	-	-	-	(784)	(18,156)	-	-	(18,940)
Revenues from sales	44,201	20,476	24,475	124,211	66,004	295	(84,052)	195,610
Operating expenses	(19,124)	(15,530)	(22,936)	(120,424)	(63,551)	(1,010)	84,052	(158,523)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,001)	(1,251)	(344)	(1,442)	(870)	(117)	-	(12,025)
Net income (loss) from equity affiliates and other items	325	2,051	(837)	(114)	1,457	92	-	2,974
Tax on net operating income	(8,466)	(1,073)	(255)	(414)	(526)	89	-	(10,645)
Adjustments (a)	(1,069)	(196)	(2,070)	(343)	1,154	(59)	-	(2,583)
Adjusted Net operating income	10,004	4,869	2,173	2,160	1,360	(592)	-	19,974
Adjustments (a)								(2,583)
Net cost of net debt								(1,360)
Non-controlling interests								(273)
Net income - TotalEnergies share								15,758

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the operating income of integrated Power segment.

Year 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,225	3,912	5,328	1,896	1,190	199	-	21,750
Total divestments	840	425	1,431	366	1,328	28	-	4,418
Cash flow from operating activities	17,388	5,185	2,972	3,808	2,901	(1,400)	-	30,854

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

Year 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	6,561	12,086	27,337	101,203	89,909	32	-	237,128
Intersegment sales	42,595	14,789	4,126	36,581	631	206	(98,928)	-
Excise taxes	-	-	-	(841)	(17,342)	-	-	(18,183)
Revenues from sales	49,156	26,875	31,463	136,943	73,198	238	(98,928)	218,945
Operating expenses	(20,355)	(21,569)	(28,763)	(130,899)	(70,497)	(878)	98,928	(174,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,493)	(1,288)	(281)	(1,685)	(905)	(110)	-	(12,762)
Net income (loss) from equity affiliates and other items	(307)	2,194	(345)	(42)	2,208	(28)	-	3,680
Tax on net operating income	(10,095)	(810)	(394)	(938)	(1,246)	271	-	(13,212)
Adjustments (a)	(1,036)	(798)	(173)	(1,275)	1,300	(84)	-	(2,066)
Adjusted Net operating income	10,942	6,200	1,853	4,654	1,458	(423)	-	24,684
Adjustments (a)								(2,066)
Net cost of net debt								(1,108)
Non-controlling interests								(126)
Net income - TotalEnergies share								21,384

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the operating income of integrated Power segment.

Year 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	12,378	3,410	5,497	2,149	1,273	153	-	24,860
Total divestments	5,118	290	661	196	2,132	9	-	8,406
Cash flow from operating activities	18,531	8,442	3,573	7,957	1,957	219	-	40,679

Non GAAP Financial Measures

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.	Reconciliation of cash flow used in investing activities to Net investments

1.1	Exploration & Production

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
1,688	2,161	(1,282)	ns	Cash flow used in investing activities ( a )	8,385	7,260	15%
-	-	-	ns	Other transactions with non-controlling interests ( b )	-	-	ns
-	1	-	ns	Organic loan repayment from equity affiliates ( c )	1	-	ns
-	-	-	ns	Change in debt from renewable projects financing ( d ) *	-	-	ns
138	100	61	x2.3	Capex linked to capitalized leasing contracts ( e )	418	218	92%
20	26	32	-38%	Expenditures related to carbon credits ( f )	49	48	2%
1,846	2,288	(1,189)	ns	Net investments ( a + b + c + d + e + f = g - i + h )	8,853	7,526	18%
(258)	(42)	(4,306)	ns	of which net acquisitions ( g - i )	(207)	(2,706)	ns
11	36	39	-72%	Acquisitions ( g )	534	2,320	-77%
269	78	4,345	-94%	Assets sales ( i )	741	5,026	-85%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
2,104	2,330	3,117	-32%	of which organic investments ( h )	9,060	10,232	-11%
119	140	208	-43%	Capitalized exploration	483	1,081	-55%
41	46	61	-33%	Increase in non-current loans	196	154	27%
(26)	(11)	(17)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(98)	(92)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.2 Integrated LNG

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
1,657	500	827	x2	Cash flow used in investing activities ( a )	3,487	3,120	12%
-	-	-	ns	Other transactions with non-controlling interests ( b )	-	-	ns
-	2	-	ns	Organic loan repayment from equity affiliates ( c )	3	2	50%
-	-	-	ns	Change in debt from renewable projects financing ( d ) *	-	-	ns
13	14	11	18%	Capex linked to capitalized leasing contracts ( e )	46	37	24%
-	-	-	ns	Expenditures related to carbon credits ( f )	-	-	ns
1,670	516	838	99%	Net investments ( a + b + c + d + e + f = g - i + h )	3,536	3,159	12%
1,116	65	48	x23.3	of which net acquisitions ( g - i )	1,367	1,096	25%
1,149	69	56	x20.5	Acquisitions ( g )	1,417	1,253	13%
33	4	8	x4.1	Assets sales ( i )	50	157	-68%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
554	451	790	-30%	of which organic investments ( h )	2,169	2,063	5%
3	8	6	-50%	Capitalized exploration	33	13	x2.5
269	214	179	50%	Increase in non-current loans	809	570	42%
(214)	(79)	(20)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(372)	(131)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.3 Integrated Power

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
(509)	2,221	1,209	ns	Cash flow used in investing activities ( a )	3,897	4,836	-19%
-	-	-	ns	Other transactions with non-controlling interests ( b )	-	-	ns
7	10	1	x7	Organic loan repayment from equity affiliates ( c )	17	27	-37%
(52)	-	(3)	ns	Change in debt from renewable projects financing ( d ) *	(52)	78	ns
1	5	(1)	ns	Capex linked to capitalized leasing contracts ( e )	7	4	75%
-	-	-	ns	Expenditures related to carbon credits ( f )	-	-	ns
(553)	2,236	1,206	ns	Net investments ( a + b + c + d + e + f = g - i + h )	3,869	4,945	-22%
(662)	1,529	532	ns	of which net acquisitions ( g - i )	1,514	2,363	-36%
72	1,565	535	-87%	Acquisitions ( g )	2,515	2,739	-8%
734	36	3	x253.6	Assets sales ( i )	1,001	376	x2.7
26	-	-	ns	Change in debt from renewable projects (partner share)	26	(81)	ns
109	707	674	-84%	of which organic investments ( h )	2,355	2,582	-9%
-	-	-	ns	Capitalized exploration	-	-	ns
300	135	318	-6%	Increase in non-current loans	979	870	13%
(323)	(24)	(28)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(439)	(177)	ns
(26)	-	(3)	ns	Change in debt from renewable projects (TotalEnergies share)	(26)	(3)	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.4 Refining & Chemicals

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
498	319	989	-50%	Cash flow used in investing activities ( a )	1,530	1,953	-22%
-	-	-	ns	Other transactions with non-controlling interests ( b )	-	-	ns
(9)	44	2	ns	Organic loan repayment from equity affiliates ( c )	8	(31)	ns
-	-	-	ns	Change in debt from renewable projects financing ( d ) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts ( e )	-	-	ns
-	-	-	ns	Expenditures related to carbon credits ( f )	-	-	ns
489	363	991	-51%	Net investments ( a + b + c + d + e + f = g - i + h )	1,538	1,922	-20%
(92)	34	(11)	ns	of which net acquisitions ( g - i )	(173)	(118)	ns
-	42	1	-100%	Acquisitions ( g )	77	32	x2.4
92	8	12	x7.7	Assets sales ( i )	250	150	67%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
581	329	1,002	-42%	of which organic investments ( h )	1,711	2,040	-16%
-	-	-	ns	Capitalized exploration	-	-	ns
1	33	28	-96%	Increase in non-current loans	99	79	25%
(16)	(17)	(8)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(43)	(33)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.5 Marketing & Services

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
352	310	(1,166)	ns	Cash flow used in investing activities ( a )	(138)	(859)	ns
-	-	-	ns	Other transactions with non-controlling interests ( b )	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates ( c )	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing ( d ) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts ( e )	-	-	ns
-	-	-	ns	Expenditures related to carbon credits ( f )	-	-	ns
352	310	(1,166)	ns	Net investments ( a + b + c + d + e + f = g - i + h )	(138)	(859)	ns
(80)	78	(1,668)	ns	of which net acquisitions ( g - i )	(1,089)	(1,924)	ns
1	83	67	-99%	Acquisitions ( g )	103	84	23%
81	5	1,735	-95%	Assets sales ( i )	1,192	2,008	-41%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
432	232	502	-14%	of which organic investments ( h )	951	1,065	-11%
-	-	-	ns	Capitalized exploration	-	-	ns
19	16	99	-81%	Increase in non-current loans	103	152	-32%
(20)	(10)	(12)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(109)	(82)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

2.  Reconciliation of cash flow from operating activities to CFFO

2.1 Exploration & Production

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
4,500	4,763	5,708	-21%	Cash flow from operating activities ( a )	17,388	18,531	-6%
555	491	1,018	-45%	(Increase) decrease in working capital ( b )	340	(595)	ns
-	-	-	ns	Inventory effect ( c )	-	-	ns
-	-	-	ns	Capital gain from renewable project sales ( d )	-	-	ns
-	1	-	ns	Organic loan repayments from equity affiliates ( e )	1	-	ns
3,945	4,273	4,690	-16%	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	17,049	19,126	-11%

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

2.2 Integrated LNG

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
2,214	830	2,702	-18%	Cash flow from operating activities ( a )	5,185	8,442	-39%
767	(56)	939	-18%	(Increase) decrease in working capital ( b ) *	285	1,151	-75%
-	-	-	ns	Inventory effect ( c )	-	-	ns
-	-	-	ns	Capital gain from renewable project sales ( d )	-	-	ns
-	2	-	ns	Organic loan repayments from equity affiliates ( e )	3	2	50%
1,447	888	1,763	-18%	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	4,903	7,293	-33%

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

2.3 Integrated Power

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
1,201	373	638	88%	Cash flow from operating activities ( a )	2,972	3,573	-17%
604	(253)	(66)	ns	(Increase) decrease in working capital ( b ) *	434	1,529	-72%
-	-	-	ns	Inventory effect ( c )	-	-	ns
-	-	-	ns	Capital gain from renewable project sales ( d )	-	81	-100%
7	10	1	x7	Organic loan repayments from equity affiliates ( e )	17	27	-37%
604	636	705	-14%	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	2,555	2,152	19%

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

2.4 Refining & Chemicals

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
3,832	564	4,825	-21%	Cash flow from operating activities ( a )	3,808	7,957	-52%
2,758	413	4,161	-34%	(Increase) decrease in working capital ( b )	433	2,641	-84%
243	(335)	(507)	ns	Inventory effect ( c )	(377)	(568)	ns
-	-	-	ns	Capital gain from renewable project sales ( d )	-	-	ns
(9)	44	2	ns	Organic loan repayments from equity affiliates ( e )	8	(31)	ns
822	530	1,173	-30%	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	3,760	5,853	-36%

2.5 Marketing & Services

4th quarter 2024	3rd quarter 2024	4th quarter 2023	4th quarter 2024 vs 4th quarter 2023	(in millions of dollars)	2024	2023	2024 vs 2023
778	581	1,759	-56%	Cash flow from operating activities ( a )	2,901	1,957	48%
205	63	1,457	-86%	(Increase) decrease in working capital ( b )	730	(215)	ns
39	(129)	(217)	ns	Inventory effect ( c )	(148)	(146)	ns
-	-	-	ns	Capital gain from renewable project sales ( d )	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates ( e )	-	-	ns
534	647	519	3%	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	2,319	2,318	0%

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

3.    Reconciliation of capital employed (balance sheet) and calculation of ROACE

(In millions of dollars)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	InterCompany	Company
Adjusted net operating income 4 th quarter 2024	2,305	1,432	575	318	362	(173)	-	4,819
Adjusted net operating income 3 rd quarter 2024	2,482	1,063	485	241	364	(76)	-	4,559
Adjusted net operating income 2 nd quarter 2024	2,667	1,152	502	639	379	(253)	-	5,086
Adjusted net operating income 1 st quarter 2024	2,550	1,222	611	962	255	(90)	-	5,510
Adjusted net operating income ( a )	10,004	4,869	2,173	2,160	1360	(592)	-	19,974

Balance sheet as of December, 31 2024
Property plant and equipment intangible assets net	83,397	27,654	13,034	11,956	6,632	660	-	143,333
Investments & loans in equity affiliates	3,910	15,986	9,537	3,984	988	-	-	34,405
Other non-current assets	3,732	1,952	1,316	646	1,116	111	-	8,873
Inventories, net	1,456	1,475	547	12,063	3,327	-	-	18,868
Accounts receivable, net	5,845	8,412	7,466	16,362	7,167	581	(26,552)	19,281
Other current assets	6,663	10,198	4,086	2,208	2,870	2,342	(4,680)	23,687
Accounts payable	(6,632)	(8,888)	(9,222)	(32,204)	(8,642)	(805)	26,461	(39,932)
Other creditors and accrued liabilities	(10,241)	(11,060)	(3,363)	(4,992)	(5,329)	(5,747)	4,771	(35,961)
Working capital	(2,909)	137	(486)	(6,563)	(607)	(3,629)	-	(14,057)
Provisions and other non-current liabilities	(24,271)	(4,252)	(1,663)	(3,343)	(1,113)	903	-	(33,739)
Assets and liabilities classified as held for sale - Capital employed	571	-	1	-	70	-	-	642
Capital Employed (Balance sheet)	64,430	41,477	21,739	6,680	7,086	(1,955)	-	139,457
Less inventory valuation effect				(1,116)	(216)			(1,332)
Capital Employed at replacement cost ( b )	64,430	41,477	21,739	5,564	6,870	(1,955)	-	138,125

Balance sheet as of December 31, 2023
Property plant and equipment intangible assets net	84,876	24,936	12,526	12,287	6,696	678	-	141,999
Investments & loans in equity affiliates	2,630	13,905	9,202	4,167	553	-	-	30,457
Other non-current assets	3,451	2,720	1,027	677	1,258	141	-	9,274
Inventories, net	1,463	1,784	689	11,582	3,798	1	-	19,317
Accounts receivable, net	6,849	10,183	7,601	20,010	9,024	683	(30,908)	23,442
Other current assets	6,218	9,782	6,963	2,383	3,465	1,817	(9,807)	20,821
Accounts payable	(6,904)	(11,732)	(8,114)	(33,864)	(10,693)	(798)	30,770	(41,335)
Other creditors and accrued liabilities	(9,875)	(11,653)	(6,985)	(6,152)	(5,707)	(6,300)	9,945	(36,727)
Working capital	(2,249)	(1,636)	154	(6,041)	(113)	(4,597)	-	(14,482)
Provisions and other non-current liabilities	(25,152)	(3,877)	(1,790)	(3,706)	(1,267)	854	-	(34,938)
Assets and liabilities classified as held for sale - Capital employed	314	-	392	137	881	-	-	1,724
Capital Employed (Balance sheet)	63,870	36,048	21,511	7,521	8,008	(2,924)	-	134,034
Less inventory valuation effect				(1,478)	(334)			(1,812)
Capital Employed ( c )	63,870	36,048	21,511	6,043	7,674	(2,924)	-	132,222

ROACE as a percentage ( a / average ( b + c ))	15.6%	12.6%	10.0%	37.2%	18.7%			14.8%

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

4. Reconciliation of consolidated net income to adjusted net operating income

4th quarter	3rd quarter	4th quarter		2024	2023
2024	2024	2023	(in millions of dollars)
4,019	2,361	5,037	Consolidated net income ( a )	16,031	21,510
(331)	(379)	(265)	Net cost of net debt ( b )	(1,360)	(1,108)
(425)	(1,360)	113	Special items affecting net operating income	(1,249)	(1,384)
(25)	-	1,844	Gain (loss) on asset sales	1,372	2,047
(6)	(10)	(51)	Restructuring charges	(27)	(56)
(227)	(1,107)	(1,070)	Impairments	(1,978)	(2,297)
(167)	(243)	(610)	Other	(616)	(1,078)
209	(375)	(549)	After-tax inventory effect : FIFO vs. replacement cost	(386)	(694)
(253)	(84)	192	Effect of changes in fair value	(948)	12
(469)	(1,819)	(244)	Total adjustments affecting net operating income ( c )	(2,583)	(2,066)
4,819	4,559	5,546	Adjusted net operating income ( a - b - c )	19,974	24,684